Filed by Forest Road Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Forest Road Acquisition Corp.

Commission File No. 001-39735

Dear Forest Road Acquisition Corp. shareholders,

More than 22 years ago, I asked Jon Congdon if he would join me in creating a company that would take advantage of the growth in direct-to-consumer marketing and the internet for profitable distribution, the growing trend of in-home fitness and the development of online communities – which at the time were nascent and simply called “Message Boards.”

We never expected that over the following two decades, we would help create some of the most memorable fitness and nutrition content, reinvent mass-market healthy supplementation and be on the cutting edge of social commerce -- incentivizing the customer to help us achieve our mission of helping people achieve their goals to lead healthy fulfilling lives. We are proud of Beachbody’s powerful business model, incredible collection of assets, brands and loyal customers. Perhaps, most shocking, is that despite all of this, we are just getting started.

We’ve come a long way since the days of workout DVDs. The pivot to digital was a massive sea change, one that could have threatened our very existence. Instead, our team seized on this technological revolution as an opportunity, transforming the business to leverage the power of technology. We find ourselves again on the horizon of further growth and innovation and we couldn’t be more confident.

In addition to new approaches to live content, connected fitness, and subscription nutrition products we remain fiercely committed to the mission. The completion of the proposed transaction to merge with Forest Road Acquisition Corp. and Myx Fitness and become a publicly listed company presents us with the capital to invest in our business and accelerate growth beyond cash flow. We are poised to help tens of millions more people achieve their goals and lead healthy fulfilling lives… a mission we need now more than ever.

This opportunity is why I am all in. I have no plans to sell a share in this exciting transaction. I want to be perfectly aligned with our shareholders and customers: This company can and will grow to serve its customers with the total solution of fitness, nutrition and community more effectively and cost-efficiently than any competitor.

As we contemplated this decision to transform our private, founder-run company to a public company one thing was critical to me; that the company was positioned to maintain our relentless pursuit of helping people succeed. That focus is not only the very heart of the company, but also the very essence of our success. Our customers, coaches, super trainers, staff, management and soon-to-be public shareholders must be aligned on the long game: there are millions of people who need access to the real deal, the total solution. And we are the company committed not only to delivering on our promises of quality and efficacy, but to making our total solution available at an affordable price.

As the post-pandemic world returns to a more “normal” life, we believe some things have changed forever, and one of them is that the premise on which we started this company is now a permanent fixture for many more people: health begins at home; from our nutrition choices to exercise. And I truly believe that the company who focuses on that premise for the benefit of the mass market can have a timely and important impact on the well-being of the world.

I don’t say that to pound my chest. I say that to demonstrate our resolve and passion to keep helping people achieve their goals and enjoy healthy, fulfilling lives. That is why I am all-in and not selling a share in this transaction.

But I do need your help. On June 24, 2021, Forest Road Acquisition Corp. (NYSE: FRX) ("Forest Road") will host a special meeting of stockholders to vote on its proposed merger with The Beachbody Company Group, LLC ("Beachbody") and Myx Fitness Holdings, LLC ("Myx") to usher in this chapter, and officially list BODY on the New York Stock Exchange

You can visit www.votefrx.com for details on how to vote. If you have questions or need assistance in voting your shares, you can contact your broker or our proxy solicitation firm Morrow Sodali at 1-800-460-1014. Please vote as soon as possible. Your support is greatly appreciated.

It’s time to invest in your body. That’s right, we don’t just want your vote, we want you to be a part of the health and fitness revolution. You can make a difference in the world, and that’s starts with your vote and with you, because every BODY is a Beachbody.

Sincerely,

Carl Daikeler

Co-Founder, Chairman, and CEO

The Beachbody Company

The video presentation of this message may be viewed at https://vimeo.com/560629733.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction among Forest Road Acquisition Corp. (“FRX”), The Beachbody Company Group, LLC (“Beachbody”) and Myx Fitness Holdings, LLC (“Myx”), including statements regarding the anticipated benefits of the transaction, the anticipated timing of the transaction, future financial condition and performance of Beachbody, Myx and expected financial impacts of the transaction (including future revenue, pro forma equity value and cash balance), the satisfaction of closing conditions to the transaction, the PIPE transaction, the level of redemptions of FRX’s public stockholders and the products and markets and expected future performance and market opportunities of Beachbody and Myx. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of FRX’s securities, (ii) the risk that the transaction may not be completed by FRX’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by FRX, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the merger agreement by the stockholders of FRX, the satisfaction of the minimum trust account amount following any redemptions by FRX’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (vii) the effect of the announcement or pendency of the transaction on Beachbody’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Beachbody or Myx, (ix) the outcome of any legal proceedings that may be instituted against Beachbody, Myx or against FRX related to the merger agreement or the proposed transaction, (x) the ability to maintain the listing of the securities on a national securities exchange, (xi) changes in the competitive and regulated industries in which Beachbody and Myx operate, variations in operating performance across competitors, changes in laws and regulations affecting the business of Beachbody and Myx and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xiii) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement on Form S-4 (as amended, the “Registration Statement”) and other documents filed by FRX from time to time with the Securities and Exchange Commission (“SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Beachbody, Myx and FRX assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. None of Beachbody, Myx or FRX gives any assurance that Beachbody, Myx or FRX, or the combined company, will achieve its expectations.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information and Where to Find It

This communication relates to a proposed transaction among FRX, Beachbody and Myx. The Registration Statement was declared effective by the SEC. A definitive proxy statement/prospectus has been sent to all FRX stockholders. Before making any voting decision, stockholders of FRX are urged to read the definitive proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and stockholders are able to obtain free copies of the Registration Statement, the definitive proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by FRX through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

FRX and its directors, executive officers and advisors may be deemed participants in the solicitation of proxies from FRX’s stockholders with respect to the proposed transaction. A list of the names of those directors, executive officers and advisors and a description of their interests in the post-business combination company is contained in the Registration Statement, which was declared effective by the SEC on May 27, 2021 and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Forest Road Acquisition Corp., 1177 Avenue of the Americas, 5th Floor, New York, New York 10036, Attention: Keith L. Horn. Additional information regarding the interests of such participants is contained in the definitive proxy statement/prospectus for the proposed transaction.

Beachbody, Myx and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of FRX in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed transaction is included in the definitive proxy statement/prospectus for the proposed transaction.